The Glenmede Fund, Inc.

4 Copley Place

CPH-0326

Boston, MA 02116

September 20, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neil-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc.—Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comments provided via telephone on August 28, 2012 and September 6, 2012, regarding Post-Effective Amendment No. 57 to the Registrant’s registration statement for the International Secured Options Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on July 13, 2012:

1.	Comment: In the section entitled “Fees and Expenses of the Portfolio” of the prospectus, if there are no other shareholder fees, please consider changing the formatting of the words “Maximum Account” so they are not bolded.

Response: The Registrant will make the requested change.

2.	Comment: In the section entitled “Principal Investment Strategies” of the prospectus, please describe how the Portfolio’s 80% basket will operate with regards to the asset cover obligations.

Response: The Registrant provides disclosure in the prospectus paragraph entitled “Principal Investment Strategies” stating that under normal circumstances, at least 80% of the value of the Portfolio’s total assets (including borrowing for investment purposes) will be subject to secured options strategies, which are written covered call and secured put options on foreign stock index ETFs, foreign stock indices and/or individual foreign stocks.

3.	Comment: Please explain how the ability to invest in cash-secured options is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended, as it relates to the term “International.”

Response: The Portfolio is expected to invest in cash-secured put options that have exposure to underlying international securities (e.g., stocks, indices, ETFs) and the Registrant believes this exposure is consistent with the SEC’s position regarding a Portfolio’s use of the term “international” in its name.

4.	Comment: In the section entitled “Principal Investment Strategies” of the prospectus, please explain how cash will be invested.

Response: The Portfolio expects to hold cash directly or invest in U.S. Treasury Bills.

5.	Comment: Disclose whether the full value of the option will be covered.

Response: The Registrant discloses in the Portfolio’s Prospectus under “Principal Investment Strategies” that “the call and put options it writes will be covered by owning the foreign security, index or ETFs underlying the option, holding an offsetting option, segregating cash or other liquid assets at not less than the full value of the option or the exercise price…”

6.	Comment: In the section entitled “Principal Investment Strategies” of the prospectus, please explain what the other permitted methods are for covering the Portfolio’s options as well as the expected liquidity and length of holding period of the options.

Response: As with any security, there are a number of economic and market factors that impact the holding period of any particular option and the Registrant cannot anticipate the particular holding period of any option with certainty. The Registrant expects to invest in exchange traded options. The Registrant confirms that the Portfolio will cover its written options in accordance with SEC staff articulated guidelines that are described in the Statement of Additional Information under “Investment Strategies—Options.”

7.	Comment: In the section entitled “Objectives, Principal Strategies and Risks” of the prospectus, please consider adding disclosure of small and mid-cap risks.

Response: The Registrant believes that its current risk disclosure adequately reflects the capitalization risks of the Portfolio’s anticipated holdings and capitalization exposure.

8.	Comment: Please disclose if the Registrant has a policy requiring it to provide notice to shareholders if the investment objective is changed or modified.

Response: The Registrant does not have a policy requiring it to provide notice to shareholders in order to change its investment objective.

9.	Comment: Please explain how the Portfolio’s swaps are covered.

Response: Under the section “Investment Strategies—Swaps” in the Statement of Additional Information, the Registrant discloses that “in the case of swaps that are not contractually required to cash settle, the Portfolio must set aside cash or other liquid assets equal to the full notional value of the swaps while the position is open. With respect to swaps that are contractually required to cash settle, however, the Portfolio is permitted to set aside cash or other liquid assets in an amount equal to the Portfolio’s daily market-to-market net obligations…”

10.	Comment: In the section entitled “Advisor Prior Performance Information” of the prospectus, the Portfolio discloses that the portfolio manager is employed by both the Adviser and its affiliate and provides the prior performance of the portfolio manager managing accounts at the Adviser’s affiliate. The Staff requests that the Registrant please explain how the disclosure of this performance is consistent with the Bramwell and Nicholas Applegate No-Action letters related to prior performance.

Response: The Registrant’s situation is analogous to the GE Funds No-Action letter of February 7, 1997 (SEC Reference No. 97-77-CC) in which the SEC, in reliance on Nicholas Applegate, allowed the GE Funds to disclose the prior performance information of other accounts managed by the fund’s adviser or its affiliated adviser where, as here, the other accounts were managed by dual employees of the GE Fund’s adviser and its affiliate.

11.	Comment: Please confirm that the portfolio manager for the Portfolio was primarily responsible for the performance composite utilized in the section entitled “Advisor Prior Performance” in the prospectus.

Response: The adviser confirmed that the Portfolio’s portfolio manager was primarily responsible for the performance composite utilized in the section entitled “Advisor Prior Performance” in the prospectus.

12.	Comment: In the section entitled “Advisor Prior Performance Information” in the prospectus, it is noted that accounts experiencing cash flows of 30% of BMV or greater are excluded from the composite starting with the affected time period. Please confirm that there is no material difference in performance because the 30% cash flow is excluded.

Response: The adviser confirmed that no accounts were excluded from the calculation and therefore the exclusion will be deleted from the disclosure.

13.	Comment: Please confirm the appropriateness of the index used in the section entitled “Advisor Prior Performance” in the prospectus.

Response: The adviser confirmed that the MSCI EAFE Index is a widely accepted international index and is the most appropriate index as it most closely matches the underlying exposure of the strategy.

14.	Comment: Please confirm that the composite includes all of the separate accounts of the adviser and the affiliate that are substantially similar to the Portfolio’s investment objective, policies and restrictions.

Response: In the section entitled “Advisor Prior Performance Information of the prospectus, the Registrant discloses that the prior performance information listed sets forth the average annual returns of all separate accounts (referred to in the aggregate as the “International Secured Options Composite”) managed by the portfolio manager on behalf of Glenmede Trust and all of these accounts have investment goals, policies and restrictions the Advisor believes are substantially similar to the Portfolio, and have been managed in substantially the same way that the Portfolio is to be managed by the Advisor.

15.	Comment: The SEC Staff notes that in the section entitled “Investment Limitations” of the Statement of Additional Information, the fifth investment limitation appears twice. Please delete the second instance.

Response: The Registrant will make the requested change.

16.	Comment: In the section entitled “Investment Limitations” of the Statement of Additional Information, a concentration policy is described which states that the Portfolio will not invest more than 25% of the value of its total assets in instruments issued by U.S. banks. Please state if this is a fundamental policy.

Response: As stated, this concentration policy may be changed by the Board without shareholder approval. The Registrant understands it is the SEC staff’s position that only money market funds may list this restriction as a non-fundamental policy. The Registrant will delete this non-fundamental policy from the Statement of Additional Information for this Portfolio and will propose to delete this non-fundamental policy with respect to all non-money market portfolios at the next Company-wide shareholder meeting.

17.	Comment: Please confirm that the last column in the table in the section entitled “Board Members and Officers” of the Statement of Additional Information accurately reflects the other directorships held by the directors over the past five years.

Response: The Registrant confirms that the disclosure covers the past five years.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1742 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ David James

David James

EXHIBIT

The Glenmede Fund, Inc.

4 Copley Place

CPH-0326

Boston, MA 02116

September 20, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neil-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc.—Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with Post-Effective Amendment No. 57 to the Registrant’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on July 13, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James

David James